UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION
(Translation of registrant's name into English)

250 Blairgowrie Place
Nanaimo, B.C. Canada V9T 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE: THIS AMENDMENT IS BEING FILED TO CORRECT AN INACCURACY IN THE ORIGINAL FILING REGARDING EXHIBIT 10.1 AND THE MANNER BY WHICH THE REGISTRANT ACQUIRED THE BLM CLAIMS AS DEFINED HEREIN.

THE REGISTRANT DID NOT ACQUIRE THE BLM CLAIMS BY WAY OF THE PURCHASE AGREEMENT ATTACHED AS EXHIBIT 10.1 TO THE ORIGINAL FILING OR IN THE MANNER DESCRIBED IN THE ORIGINAL FILING.

THIS AMENDMENT IS BEING FILED TO CORRECT EACH OF THESE INADVERTENT INACCURACIES.

FURTHER, THE REGISTRANT HAS NOT ACQUIRED ANY OF THE ASSETS SET FORTH IN EXHIBIT 10.1 TO THE ORIGINAL FILING, NOR HAS THE REGISTRANT EXECUTED ANY AGREEMENT RELATED TO THE SUBJECT MATTER THEREOF.

TOMBSTONE EXPLORATION CORPORATION

In January 2007, title to various Bureau of Land Management (“BLM”) load claims (the “BLM Claims”) was officially transferred to Tombstone Exploration Corporation, a Canadian Federal corporation (the “Company”) as part of the transaction with Redhawk Exploration & Development, Inc. which closed on November 29, 2006.

The following is a summary of the claims set forth under the Purchase Agreement:

The Company has 318 BLM Claims that encompass the northeasterly mineralized trend from near Tombstone for about 3.5 miles westerly towards the San Pedro River. The Company is in the process of permitting the first phase of a drilling program that will test this trend of silver/gold mineralization. Deep drilling is planned to examine the potential for underlying base metal deposits including copper, lead, and zinc. This first phase drilling will test the strike and depth extensions of past producing mines and has the potential of discovering heretofore unknown “blind structures.” Later phases of drilling are planned to target new ore bodies and extensions of other past producing ore bodies along the 3.5 mile trend.

The foregoing summary is qualified in its entirety by the Asset Acquisition Agreement attached as Exhibit 4.12 to our Form 20-F filed on or about November 27, 2006 and all Appendices thereto, and should be read in conjunction with the Agreement, which is filed or incorporated by reference in this report as an exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: February 8, 2007	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President